FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 9 DATED JANUARY 26, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 7, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the status of the offering; and

—	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. On September 29, 2010, we received and accepted subscriptions under this offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. As of January 24, 2011, we had raised aggregate gross offering proceeds of approximately $25.7 million from the sale of approximately 1,029,406 shares in this offering, all of which were sold in the primary offering. After incurring approximately $0.5 million in acquisition fees, approximately $2.4 million in selling commissions and dealer manager fees and $0.5 million in organization and offering expenses, as of January 24, 2011, we had raised aggregate net offering proceeds of approximately $22.3 million.

Probable Real Estate Investment

On January 25, 2011, we entered into a purchase agreement to acquire a three-story office building containing approximately 144,000 square feet (the “Westway One Building”) for approximately $31.0 million, exclusive of closing costs. We intend to fund the acquisition with proceeds raised from the ongoing public offering and proceeds from our $70.0 million credit facility. The Westway One Building was built in 2007 and is located on approximately 9.0 acres of land located in Houston, Texas. The seller, Behringer Harvard Equity Drive, LP, is not affiliated with us or our advisor

The Westway One Building is currently 100% leased to four tenants and anchored by NATCO Group, Inc., a division of Cameron Corp. Cameron Corp is a Fortune 500 global provider of pressure control, processing, flow control and compression systems as well as project management and aftermarket services for the oil and gas processing industries. NATCO Group, Inc. occupies approximately 67% of the Westway One Building.

The current aggregate annual effective base rent is approximately $2.6 million. The current weighted-average rental rate over the lease term is approximately $16.49 per square foot. The current weighted-average remaining lease term is approximately six years. NATCO Group, Inc. utilizes the location to provide executive administration support for their processing and filtering activities. Each of the four tenants have the right to extend the term of its lease for one additional five-year renewal period at 95% of the then-current market rate.

The average occupancy rate for the Westway One Building during each of the last three years was as follows:

Year	Average Occupancy Rate
2008	75%
2009	99%
2010	100%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last three years for the Westway One Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2008	$12.97
2009	$17.76
2010	$17.92

The table below sets forth a schedule for expiring leases for the Westway One Building by square footage and by annualized effective base rent as of January 1, 2011.

Year	Number of Leases Expiring	Annualized Effective Base Rent (in thousands)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2011	-	-	-	-	-
2012	-	-	-	-	-
2013	1	$135	5%	8,166	6%
2014	-	-	-	-	-
2015	1	$436	15%	23,678	16%
2016	1	$294	10%	15,316	11%
2017	-	-	-	-	-
2018	1	$2,052	70%	96,801	67%
2019	-	-	-	-	-
2020	-	-	-	-	-
Thereafter	-	-	-	-	-

Based on the current condition of the Westway One Building, we do not believe it will be necessary to make significant renovations to the Westway One Building. Our management believes that the Westway One Building is adequately insured.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 8 dated January 7, 2011, and supplement no. 9 dated January 26, 2011.

Supplement no. 8 includes:

—

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, and compensation to our advisor, our dealer manager and their affiliates;

—	updates to the risks related to an investment in our shares, including a cover page risk factor relating to distribution coverage;

—	an update to our “Estimated Use of Proceeds” table;

—	a revised ownership structure chart;

—	the amendment of our charter;

—	changes to the composition of our board of directors;

—	an update to the biography of Randall D. Fretz, our senior vice president;

—	our entry into an amended and restated advisory agreement and a master property management, leasing and construction management agreement;

—	information regarding leadership changes at our dealer manager;

—	the cap on the debt financing fee payable to our advisor or its affiliates;

—	revised disclosure regarding our conflict resolution procedures;

—

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010;

—	our unaudited financial statements, and the notes thereto, as of and for the three and nine months ended September 30, 2010;

—	our unaudited statement of revenues over certain operating expenses, and notes thereto, for the Royal Ridge V Building for the period ended September 30, 2010;

—

our statements of revenues over certain operating expenses, and notes thereto, for the 333 East Lake Street Building for the period ended September 30, 2010 (unaudited) and for the year ended December 31, 2009 (audited); and

—	our unaudited Pro Form Financial Statements, and notes thereto, for the three and nine months ended September 30, 2010.

Supplement no. 9 includes:

—	the status of the offering; and

—	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.